1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickStockton.com

September 9, 2009	W. Randy Eaddy direct dial 336 607 7444 direct fax 336 734 2665 readdy@kilpatrickstockton.com
VIA EDGAR and Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549
Attention: Mr. H. Christopher Owings, Assistant Director

Re:	Interface, Inc.
Registration Statement on Form S-4
Filed July 29, 2009, File No. 333-160858
Forms 10-K and 10-K/A for the Fiscal Year Ended December 28, 2008
Filed February 26 and March 4, 2009, respectively
Form 10-Q for the Quarterly Period Ended July 5, 2009
Filed August 14, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2009, File No. 001-33994
Ladies and Gentlemen:
     At the request and on behalf of our client, Interface, Inc. (the “Company”), we provide below responses to the Staff’s initial and supplemental comment letters dated August 25, 2009 and August 27, 2009, respectively. As requested, these responses are keyed to correspond to the Staff’s comment letters, which we do by setting out each of the Staff’s comments (in bold face type) followed by our response.
     We are filing via EDGAR this letter and Amendment No. 1 to the above-referenced Registration Statement on Form S-4. Amendment No. 1 includes revisions made in response to the Staff’s comment letters. Three copies of this letter, along with three marked-to-show-changes courtesy copies of the Amendment and three copies of the related Supplemental Support Booklet, are being sent to the Staff by overnight delivery.
     Unless the context requires otherwise, references to we, our, us or Interface, Inc. in the responses below refer to Interface, Inc. In addition, in the case of all responses to comments, the use of first person pronouns reflects statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Letter to the Securities and Exchange Commission
September 9, 2009

Registration Statement on Form S-4
General
1.	We note that you are registering the exchange notes in reliance on the positions enunciated in Exxon Capital Holdings Corporation (available May 13, 1998), Morgan Stanley & Co. Incorporated (available June 5, 1991) regarding resales, and Shearman & Sterling (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please submit as correspondence a letter (1) indicating that you are registering the exchange offer in reliance on the positions set forth in those letters and (2) including the statements and representations substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Shearman & Sterling letters.

Response:

The requested supplemental letter is provided as Exhibit 1 of the enclosed Supplemental Support Booklet of exhibits to this letter. In addition, the requested disclosure has been made in Amendment No. 1 to the Form S-4.

2.	Please file the registration statement under each of the guarantor’s CIK numbers with each guarantor being consecutively numbered (e.g., 333-160858-01, 333-160858-02).

Response:

We are complying with the Staff’s request.
Incorporation of Certain Documents in Available Documents, page i
3.	Please include your Exchange Act file number for the documents that you incorporate by reference.

Response:

The requested disclosure is being made.

4.	Please update the documents you have listed to incorporate by reference the Form 8-Ks filed December 30, 2008 and January 2, 2009, the Form 10-Q for the quarter ended July 5, 2009, and the amendment to the Form 10-K for the year ended December 28, 2008. See Item 11 of Form S-4. Also, you should continue to update this list to include all documents required by Item 11 of Form S-4, and indicate the termination date for incorporation.

Letter to the Securities and Exchange Commission
September 9, 2009

     Response:
     The requested disclosure is being made.
Risk Factors, page 13
5.	Please revise this section to incorporate any changes made in response to the comments set forth below regarding Risk Factors in the Form 10-K.

Response:

As requested by the Staff, we have revised this section in Amendment No. 1 to the Form S-4 to incorporate changes made in response to the Staff’s comments regarding Risk Factors in the Form 10-K.
The Exchange Offer, page 22
Conditions to the Exchange Offer, page 24
6.	You have indicated that the conditions you discuss are not deemed waived because you fail to exercise them. It is our position, however, that if an offer condition occurs, you must either waive that condition and proceed with the offer or terminate the offer. You may not implicitly waive an offer condition by failing to assert it. Please confirm your understanding.

Response

We agree with the Staff that an offer condition cannot be implicitly waived by failing to assert it, and that is what we were attempting to convey with our disclosure. We have revised the disclosure to clarify its meaning.
Selected Consolidated Financial and Other Data, page 30,
7.	Please update to include results for the three months ended July 5, 2009.

Response:

The requested disclosure is being made.
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 33
8.	Please revise this section to incorporate any changes made in response to the comments set forth below regarding Management’s Discussion and Analysis in the Form 10-K.

Letter to the Securities and Exchange Commission
September 9, 2009

Response:

As requested by the Staff, we have revised this section in Amendment No. 1 to the Form S-4 to incorporate changes made in response to the Staff’s comments regarding Management’s Discussion and Analysis in the Form 10-K.
Exhibits
Exhibit 5.1
9.	We note that in the subparagraphs (i) through (x) of paragraph seven of the legal opinion that counsel has extensively qualified and assumed the opinion. The purpose and effect of these qualifications is unclear and may be so encompassing as to negate the opinion itself. Please advise or revise.

Response:

We understand the Staff’s position, and we do not disagree with the concern expressed by the Staff. However, we point out that such qualifications and assumptions reflect the standards and protocols of the prevailing practice (as reflected in the approach of the American Bar Association’s Legal Opinion Accord) for legal opinions of outside counsel in financing transactions that involve debt obligations and the grant of security interests in collateral, in light of the broad equitable powers of courts. Rather than simply refer generically to the uncertainty created by the potential exercise of such judicial powers, most practitioners in this area highlight the range of specific matters (through the statement of such qualifications and assumptions) that have been affected by the exercise of such judicial powers. Notwithstanding such standard qualifications and assumptions, and their admitted limitations on the scope of the subject opinions, the opinions are not negated. The opinions still convey outside counsel’s judgment and conclusions on the core legal issues covered by the opinions, reserving such a judgment or conclusion only where it depends on variable circumstances and possible equitable determinations that courts may have discretion to make.

10.	We note counsel’s statement in paragraph eight, “[w] express no opinion ..., in the case of Nevada, Delaware, North Carolina and Pennsylvania, any other laws.” The purpose and effect of this qualification is unclear. Please advise or revise.

Response:

The statement to which the Staff refers is intended to clarify that outside counsel’s opinion with respect to the law of the noted states is limited to the application of each such state’s applicable corporate law. We believe that coverage of the corporate laws of those states is sufficient for purposes of the opinion required in the context of the transaction.

Letter to the Securities and Exchange Commission
September 9, 2009

11.	Counsel states, “[t]his opinion is given as of the date hereof, and we expressly disclaim any duty to update this opinion in the future, including if there were to be any changes in relevant fact or law that may change or otherwise affect any of the opinions or confirmations contained herein.” The opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

Response:

We will replace the legality opinion with one dated and filed on the date we request acceleration of effectiveness.
Exhibit 8
12.	Counsel states, “[w] have based our opinions set forth in this letter on the provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations and judicial decisions and administrative interpretations thereunder, as of the date of this letter, all of which are subject to change, possibly with retroactive effect, or to different interpretations.” The opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

Response:

We will replace the legality opinion with one dated and filed on the date we request acceleration of effectiveness.
Exhibit 21
13.	We are having difficulty reconciling the list of subsidiaries in Exhibit 21 with the list of guarantors on the cover page. For example, it is unclear whether Flooring Consultants, Inc., one of the guarantors, is included in footnote one of Exhibit 21. It may be helpful to include the names of the subsidiaries referred to in the footnotes to Exhibit 21.

Response:

Pursuant to Item 601(b)(21)(ii) of Regulation S-K (and as stated in footnote #1 of our Exhibit 21), we omitted the names of consolidated wholly-owned multiple subsidiaries that carry on the same line of business, and we provide instead only the name of the

Letter to the Securities and Exchange Commission
September 9, 2009

immediate parent, the line of business, the number of omitted subsidiaries operating in the United States and the number operating in foreign countries. For example, the guarantor Commercial Flooring Systems, Inc. is one of the subsidiaries of Quaker City International, Inc. described in footnote #8 of Exhibit 21; the guarantors Flooring Consultants, Inc., Re:Source Minnesota, Inc., Re:Source North Carolina, Inc., Re:Source New York, Inc., Re:Source Oregon, Inc., Re:Source Southern California, Inc., Re:Source Washington, D.C., Inc., Southern Contract Systems, Inc. and Superior/Reiser Flooring Resources, Inc. are nine of the ten subsidiaries of Re:Source Americas Enterprises, Inc. described in footnote #9 of Exhibit 21; and the guarantor Interface Architectural Resources, Inc. is one of the subsidiaries of Interface Americas Holdings, LLC described in footnote #2 of Exhibit 21. All other guarantors were listed in the table in Exhibit 21.

However, as requested by the Staff, we have revised Exhibit 21 to include the names of the guarantor subsidiaries that are referred to in the footnotes to Exhibit 21.
Forms 10-K, and 10-K/A for, the Fiscal Year Ended December 28, 2008
General
14.	Please use your correct Exchange Act file number: 1-33994. Your previous file number, 0-12016, was terminated when you filed your Form 15 on March 18, 2008.

Response:

We appreciate the Staff pointing out that oversight, and we are making the correction as indicated by the Staff.
Item 1. Business, page 2
Our Strengths, page 3
15.	Please balance the discussion of your strengths with a discussion of your weaknesses.

Response:

We believe the Business section of our Form 10-K contains an appropriately balanced presentation of our business. For example, we refer expressly to the difficulties we have experienced since the fourth quarter of 2008 as a result of the ongoing economic downturn. Additionally, in the Risk Factors section of our Form 10-K, we discuss in detail negative aspects of our business.

However, to address the Staff’s concern, we have added some discussion in the Business section of Amendment No. 1 to the Form S-4, which also will be incorporated (as applicable) in our future filings under the Exchange Act, that focuses specifically on

Letter to the Securities and Exchange Commission
September 9, 2009

certain challenges that we face in our business. We do not believe, however, that we are required to include a detailed or comprehensive discussion of such matters in the Business section; we believe the Risk Factors section is appropriately conspicuous for that purpose.
Item IA. Risk Factors
16.	Some of your risk factors conclude that if the risk materializes your business, financial condition or results of operations could be adversely affected. For example:
•	The recent worldwide financial and credit crisis could have a material adverse effect on our business, financial condition and results of operations;

•	Our success depends significantly upon the efforts, abilities and continued service of our senior management executives and our principal design consultant, and our loss of any of them could affect us adversely;

•	Unanticipated termination or interruption of any of our arrangements with our primary third party suppliers of synthetic fiber could have a material adverse effect on us.
Please revise to describe the specific risk that may result from each of your risk factors with greater precision. See Staff Legal Bulletin No. 7.

Response:

Please see our amendments to the Risk Factors section in Amendment No. 1 to the Form S-4, which also will be incorporated (as applicable) in our future filings under the Exchange Act, where we revise certain of the risks discussed to identify more specific risks or consequences of the matters discussed. We respectfully point out, however, that we believe an indication of broader or general effects (especially in the headings/captions of the risk factors) is more appropriate in certain situations to apprise investors that the subject risks could affect us in myriad specific ways that have an overall material adverse effect.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Analysis of Results of Operations, page 35
Cost and Expenses, page 38
Cost and Expenses by Segment, page 39
17.	To enhance the understanding of your operating results as a whole, in future filings, please provide narrative discussions of the drivers/factors behind the changes in cost

Letter to the Securities and Exchange Commission
September 9, 2009

of sales and SG&A line items by segment to supplement your tabular cost of sales and SG&A expenses by segment presentation.
Response:
Presently, we have only two reportable segments: Modular Carpet and Bentley Prince Street. In 2008, the Modular Carpet segment represented 85.4% of our cost of sales and SG&A expenses (combined). Accordingly, any discussion of the drivers/factors behind the changes in cost of sales and SG&A at the Modular Carpet segment level would, in most cases (and to the extent material), be duplicative of the narrative discussion already provided at the consolidated level. For the same reason, the drivers/factors behind the changes in cost of sales and SG&A expenses at the Bentley Prince Street segment level would, in most cases, be immaterial and unnecessary for an understanding of our business.
That being said, our narrative discussions of changes in cost of sales and SG&A expenses on a consolidated basis have at times included the drivers/factors occurring at the segment level. For example, in our Form 10-K discussion of changes in cost of sales on a consolidated basis, we stated, in pertinent part:
As a percentage of sales, cost of sales increased to 65.6% during 2008 versus 65.1% during 2007. The percentage increase was due to under-absorption of fixed overhead costs as a result of (1) lower production volumes in our American and European modular carpet operations, (2) additional fixed costs as a result of our plant expansion in our Asia-Pacific modular carpet operations, and (3) lower production volumes at the company’s Bentley Prince Street segment. (emphasis added.)
In future filings, we will continue to analyze the changes in our cost of sales and SG&A expenses, and provide similar disclosures about the drivers/factors occurring at the segment level, where applicable and material.
Liquidity and Capital Resources, page 40
General, page 40
18.	Please discuss any significant impact on past, present, or upcoming cash uses as a result of discontinuing operations. Please tell us your consideration of providing disclosure regarding how you expect the absence of cash flows, or absence of negative, cash flows, related to the discontinued operations would impact the company’s future liquidity and capital resources. See Item 303(a)(1) of Regulation S-K.

Letter to the Securities and Exchange Commission
September 9, 2009

Response:
We do not expect any significant impact in future periods related to the cash flows, or absence thereof, from our discontinued operations, and thus they would have no significant impact on our future liquidity or capital resources. Our consolidated statement of cash flows discloses cash used or provided within each category from our discontinued operations during the three year period ended December 28, 2008, and as such the reader of these financial statements is able to discern the impact of these operations from a cash standpoint during those years (for example, there was no cash impact from discontinued operations in 2008). In future filings, we will discuss any material impact on past, present, or upcoming cash uses or proceeds as a result of discontinuing operations.
Maturing Indebtedness in Future Years, page 27
19.	We note that your 10.375% Senior Notes in the amount of $153 million will come due in 2010. We also note your disclosure in the second bulleted paragraph that your cash balance as of December 28, 2008, coupled with the cash generation in FY 2009 should enable you to repay a substantial portion of the Notes. In this regard, please explain to us and clarify your disclosure on how the above indicated cash sources would meet your cash requirements to repay these notes as well as the $66.0 million contractual obligations that come due in FY 2009.

Response:

We disclosed in our Form 10-K that our then outstanding 10.375% Senior Notes matured in February 2010, and that we could not assure investors that we would be able to renegotiate or refinance those notes or our other debt on commercially reasonable terms, or at all, especially given the continuing impact on the availability of credit attributable to the unprecedented worldwide financial and credit crisis that developed in the second half of 2008 and its continuing impact on the availability of credit. We went on to disclose that we would need to rely on financing in the capital markets, cash-on-hand and cash generation, the sale of assets and available borrowings under our credit lines to repay such notes and meet our other liquidity needs, including the contractual obligations that come due during fiscal year 2009. We believe such disclosures presented transparently and accurately our liquidity position at the time of the Form 10-K.

Because we were later able to sell the notes to be exchanged for the notes being registered under the Form S-4, we have repaid (or effectively refinanced) the notes that were to be due in February 2010 — $127.2 million of the outstanding principal amount of the 10.375% Senior Notes have been repurchased with proceeds of the note offering, and we have adequate cash on hand to repurchase or pay at maturity the remaining $14.6

Letter to the Securities and Exchange Commission
September 9, 2009

million balance. As a result, our liquidity position has improved significantly and the discussion above no longer applies.

The “Liquidity and Capital Resources — General” section of the Management’s Disclosure and Analysis in the Form S-4 reflects the intervening developments and our most current disclosure on this issue. We will continue to explain in future filings how our expected cash sources would meet our upcoming cash requirements.
Critical Accounting Policies, page 45
Goodwill, page 33
20.	Please provide your accounting policy on how you perform Step 2 of your goodwill impairment test. See paragraphs 20-22 of SFAS 142. In addition, expand your disclosures to highlight the facts and circumstances surrounding the various goodwill impairment charges taken and their amounts for all periods presented similar to your disclosures on pages 75-76.

Response:

Our accounting policy for performing Step 2 goodwill impairment testing is as follows:
The Step 2 valuation approach compares the implied fair value of goodwill to the book value of goodwill. The implied fair value of goodwill is determined by allocating the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit, including both recognized and unrecognized intangible assets, in the same manner as goodwill is determined in a business combination under SFAS 141.
This expanded description will be included in our summary of accounting policies in applicable future filings.
In addition, as requested by the Staff, in future filings, we will expand our discussion of critical accounting policies to include disclosures regarding the facts and circumstances surrounding the various goodwill impairment charges taken and their amounts for all periods presented, substantially similar to those on pages 75-76 of the Form 10-K.
Consolidated Balance Sheets, page 41
21.	Tell us the nature and the various component amounts of “other assets” in the consolidated balance sheet. Note that any item in excess of 5% of the total asset should be separately identified on the face of the consolidated balance sheet or in a note thereto in accordance with Rule 5-02.17 of Regulation S-X.

Letter to the Securities and Exchange Commission
September 9, 2009

Response:

The three largest components of our “other assets” as identified on our Consolidated Balance sheet are as follows:

	2008	2007
Assets Held for our Deferred Compensation Plan	$ 10.8 million	$ 12.1 million
Patents	$ 9.5 million	$ 8.1 million
Corporate Owned Life Insurance	$ 6.8 million	$ 6.5 million
These three items represent 55% and 50% of our “other assets” line item for 2008 and 2007, respectively (all other individual items included in “other assets” were less than $6.8 million and $6.5 million in 2008 and 2007, respectively). As indicated, none of these assets exceed the 5% threshold for disclosure (an amount equal to $35.3 million and $48.1 million for 2008 and 2007, respectively) as stipulated by Rule 5-02.17 of Regulation S-X. In future filings, we will continue to separately identify any item in excess of 5% of total assets.
Recent Accounting Pronouncements, page 48
22.	We note your disclosure that you continue to use the “simplified method” to determine the expected term of your “plain vanilla” share options in your assumption. Please explain the characteristics of your options and the reasons why the related option exercise behavior are not readily available so that the continued use of the simplified method was still appropriate in your situation. Disclose the types of share option grants for which the method was used if the method was not used for all share option grants, and the periods for which the method was used if the method was not used in all periods. See Question 6 of SAB Topic 14.d.2

Response:

All of our stock options have the following characteristics:
•	They are granted at-the-money (at the date of grant, the option exercise price is equal to the fair market value of the stock);

•	Exercisability is dependent only on performance of service through the vesting date;

•	They are forfeited if termination occurs prior to vesting;

•	If termination occurs after vesting, there is a limited time period (typically, 90 days) during which exercise can take place; and

•	They are non-transferable and non-hedgeable.

Letter to the Securities and Exchange Commission
September 9, 2009

Given these characteristics, we believe these options qualify as “plain vanilla” options. For the periods presented in our Form 10-K, we recorded stock option expense of $0.6 million in 2008, and $0.3 million in each of 2007 and 2006 using the simplified method for estimating the life of the option. Given the relatively low amount of stock option expense, and the limited number of options granted in the three years presented, we have determined that the use of a more complicated stock option life model would not have a significant impact on stock option expense as presented in our financial statements. We have performed a sensitivity analysis using a wide range of life assumptions and have determined that no further analysis is necessary. In addition, the limited number of options granted in recent years (which contain vesting and expiration terms that vary from those issued historically) does not provide the historical data necessary to utilize an alternative option life assumption model.
The simplified method for determining the expected life of options was used for all options granted during the periods presented.
Commitments and Contingencies, page 69
23.	We note from your disclosures that you excluded minimum lease payments and rental expense related to the discontinued operations of Re:Source and your U.S. flooring businesses. It appears from your disclosures on page 67 that all transactions related to the sale, disposal, exiting or closing of such businesses were completed prior to the beginning of fiscal year 2008. To help us better understand your accounting, please explain to us what the loss from discontinued operations of $5.2 million recognized in your 2008 statement of operations represents. Please explain to us the minimum lease payments and rental expense related to your discontinued operations that you referred to on page 69 and the extent of any continued involvement in your discontinued businesses. See paragraph 42 of SFAS 144.
Response:
The excluded lease payments, which we do not consider to be material, relate to payments on two leased facilities that we were not able to exit as a result of the discontinuation of these businesses. We do not have any continuing involvement in these businesses. One of these facilities has been subleased to an unrelated party. Given the immateriality of these amounts (an amount less than $700,000 in 2008) and the lack of continued involvement, we do not believe any further disclosure would present additional pertinent information to a reader of our financial statements.
With regard to the $5.2 million loss from discontinued operations recognized in our 2008 statement of operations, this was primarily due to $4.2 million as described on page 75 of our Form 10-K:

Letter to the Securities and Exchange Commission
September 9, 2009

“In the second quarter of 2007, the Company entered into an agreement to sell its Fabrics Group business segment to a third party.  The sale was completed in the third quarter of 2007.  The purchase price for the business segment was $67.2 million, after working capital and certain other adjustments.  Of this $67.2 million, $6.5 million represents deferred compensation which would be remitted to the Company upon the achievement of certain performance criteria by the disposed segment over the 18 months following the sale.  In the third quarter of 2008, the Company determined that the receipt of the deferred amount was less than probable and therefore incurred an after-tax charge of $4.2 million related to a full reserve against the deferred amount.”
The remaining amounts ($1.0 million) were recorded for write-downs of other assets (vacant manufacturing facilities) related to our fabrics business that we held for sale during that period.
Item 9A. Controls and Procedures, page 91
Management’s Annual Report on Internal Control over Financial Reporting, page 91
24.	You state that “based on that assessment, management believes that, as of December 28, 2008, our internal control over financial reporting was effective based on those criteria.” You must indicate whether the internal control was effective, not management’s belief. See Item 308(a)(3) of Regulation S-K,
Response:
As requested by the Staff, in our next Form 10-K, we will revise our disclosure to replace “believes” with “concluded”.
Form 10-Q for the Quarterly Period Ended July 5, 2009
Consolidated Condensed Statements of Operations, page 4
25.	Please explain and disclose the nature of the $5.9 million in income generated from litigation settlements. Additionally, we note your disclosure on page 28 that you received a similar settlement amount of $16 million. Please reconcile for us these two settlement amounts if they are related and advise us how they were related. If not, tell us and disclose the nature of the $16 million settlement amount and where you have recorded it in the financial statements.

Letter to the Securities and Exchange Commission
September 9, 2009

Response:
The $5.9 million of income and the $16.0 million of cash received are related to the same litigation matters. The $16.0 million amount relates to the cash received from the settlement of patent litigation matters. The $5.9 million represents the net proceeds after application of all previously capitalized legal fees, current legal fees related to the settlements, and other related fees for these patent litigation matters. As a result, only $5.9 million is recorded as income in our consolidated condensed statement of operations for the period ended July 5, 2009. We believe our accounting is consistent with the views discussed in the speech presented by Eric West given before the December 2007 AICPA SEC and PCAOB conference. In future filings, we will include this information, in a manner substantially similar to that now contained in Amendment No. 1 to the Form S-4, to allow the reader to better reconcile these amounts.
26.	Please explain to us and disclose your accounting policy for the $6.1 million in bond offering expense presented in your statement of operations. It appears that you have expensed the entire amount. Tell us why it is appropriate to expense the entire amount under GAAP rather than treating it as deferred financing costs in accordance with SFAS 91.
Response:
The $6.1 million of bond offering expense recorded in our statement of operations is comprised of (1) $5.3 million of premiums paid on the repurchase of our 10.375% Senior Notes due 2010, in accordance with the tender offer we conducted for those notes, (2) $0.3 million for the write-off of the remaining deferred debt costs for our 10.375% Senior Notes due 2010, and (3) $0.4 million of other related items. In future filings, we will rename this line item as “Bond Retirement Expenses” to clarify this matter.
As included in our consolidated condensed statement of cash flows, during the quarter ended July 5, 2009, we paid approximately $5.8 million of deferred debt costs in connection with the issuance of our new 11 3/8% Senior Secured Notes that were accounted for under the guidance of SFAS 91 and are being amortized over the life of this new debt.
Consolidated Condensed Statements of Cash Flows, page 6
27.	Please explain to us whether the $5.3 million in premiums paid to repurchase your Notes represents a noncash adjustment to net income item. If the adjustment is in substance a loss on extinguishment of debt, tell us where you have recorded the loss in the statements of operations.

Letter to the Securities and Exchange Commission
September 9, 2009

Response:
The adjustment is a loss on extinguishment of debt and has been recorded in the statement of operations in the line “Bond Offering Expense”. As discussed above in our response to comment 26, this line item will be renamed “Bond Retirement Expenses” in all future filings. We paid premiums in cash to repurchase most of our 10.375% Senior Notes, and those premiums have been recorded as a financing cash outflow in our consolidated condensed statement of cash flows for the period ended July 5, 2009.
Notes to Consolidated Condensed Financial Statements, page 7
28.	In future filings, please provide the non-controlling interest disclosures in a footnote as required by paragraphs 38 (c) and (d) of SFAS 160.
Response:
We will provide the disclosure in future filings, where applicable. Our changes in our Non-Controlling Interest in Subsidiary have historically not been material to our overall balance sheet and statement of shareholders’ equity ($1.0 million in 2008 and $1.5 million in 2007). Given these relatively low amounts, and as we present a statement of changes in equity in our annual report, the required disclosures under paragraph 38(c) (and paragraph 38(d), as applicable) of SFAS 160 will be included at that time.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 9
Program Design and Administration, page 9
29.	Please identify the compensation consultant and specify the assistance and input the compensation consultant provides the compensation committee. See Question 118.06 of the Regulation S-K Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Response:
In future filings, we will add discussion, substantially similar to Exhibit 29 in the enclosed Supplemental Support Booklet, in the Compensation Disclosure and Analysis section of our proxy statement.
Discussion of Principal Elements of Compensation Program, page 10
Annual Bonuses, page 10
30.	You state on page 11, “[i]n 2008, 100% of the bonus potential for the Chief Executive Officer, Chief Financial Officer and each of the other Named Executive

Letter to the Securities and Exchange Commission
September 9, 2009

Officers was based on measurable financial objectives, which consisted of growth in operating income, cash flow, revenue and earnings per share. Relative weights assigned to these financial objectives were 50%, 20%, 10% and 20%, respectively.” However, you have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual bonuses. For example, you have not disclosed the specific targets for growth in operating income, cash flow, revenue and earnings per share. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company or its officers to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. See Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals.
Response:
We have not disclosed the specific numerical performance targets of our named executive officers’ annual bonuses due to our belief that such disclosure would result in substantial competitive harm to us. This is because, among other negative effects, disclosing non-public information about our revenue, operating income, cash flow and earnings per share targets would reveal our strategic focus and growth goals to an extent that would make us vulnerable to our competitors. In future proxy filings, we will add discussion, substantially similar to that in Exhibit 30 in the enclosed Supplemental Support Booklet, to describe how difficult it will be for the executives (or how likely it will be for us) to achieve the undisclosed target levels to the extent such information (1) does not consist of financial projections or forward-looking information that has not otherwise been publicly disclosed by us or (2) may not otherwise be omitted pursuant to Item 402(b).
With respect to the Staff’s comment regarding discretion in granting awards, the Board’s Compensation Committee has discretion to award bonus compensation absent attainment of the predetermined performance goals. However, the Committee did not exercise its discretion with regard to bonuses for executive officers in the three years covered by the most recent proxy statement, and will not do so with respect to any executive officer that is a “covered employee” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. In future proxy filings, we will add disclosures to refer to the

Letter to the Securities and Exchange Commission
September 9, 2009

Committee’s discretionary authority, regardless of whether it has been exercised during a covered period.
Long-term Incentives, page 11
2008 Omnibus Stock Plan Awards to Named Executive Officers, page 12
31.	Please provide a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their stock awards. Please provide the information requested in comment 30.
Response:
We have not disclosed the specific numerical performance target of our 2008 Omnibus Stock Plan awards to named executive officers due to our belief that such disclosure would result in substantial competitive harm to us. This is because, among other negative effects, disclosing non-public information about our earnings per share plus dividends target would reveal our strategic focus and growth goals to an extent that would make us vulnerable to our competitors, particularly because the target relates to the current and future years. In future proxy filings, we will add discussion, substantially similar to that in Exhibit 31 in the enclosed Supplemental Support Booklet, to describe how difficult it will be for the executives (or how likely it will be for us) to achieve the undisclosed target level to the extent such information (1) does not consist of financial projections or forward-looking information that has not otherwise been publicly disclosed by us or (2) may not otherwise be omitted pursuant to Item 402(b).
Other Elements of Compensation Program, page 13
Social Incentive Programs, page 15
32.	Please provide the criteria by which the compensation committee determines that special incentive program should be implemented.
Response:
As requested by the Staff, in our next proxy statement, we will revise our disclosure substantially similar to that reflected in Exhibit 32 in the enclosed Supplemental Support Booklet.
33.	Please provide a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn additional compensation as part of the January 2009 special incentive program. Please provide the information requested in comment 30.

Letter to the Securities and Exchange Commission
September 9, 2009

Response:
We have not disclosed the specific numerical performance target of our 2009 Special Incentive Program for named executive officers due to our belief that such disclosure would result in substantial competitive harm to us. This is because, among other negative effects, disclosing non-public information about our target for debt reduction and/or cash accumulation would reveal our strategic focus and growth goals to an extent that would make us vulnerable to our competitors, particularly because the target relates to the current year. In future proxy filings, we will add discussion substantially, similar to that in Exhibit 33 in the enclosed Supplemental Support Booklet, to describe how difficult it will be for the executives (or how likely it will be for us) to achieve the undisclosed target level to the extent such information (1) does not consist of financial projections or forward-looking information that has not otherwise been publicly disclosed by us or (2) may not otherwise be omitted pursuant to Item 402(b).
Additional Comment from August 27, 2009 Letter
We note from Exhibit 99.1 to your Form 8-K filed on March 10, 2009, that you have sales in Latin America, Africa and the Middle East. We note also from your website that the country pull down menu under “Contact & Info Request” allows persons resident in Sudan to request information about your operations. As you may know, Cuba, Iran, Sudan and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please tell us about any past, current or anticipated sales or other contacts with those countries. Describe the nature and extent of any such contacts, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe any products and services you have provided into those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
Response:
First, we want to make clear that we do not sell any products or services into any of the proscribed countries, nor do we have any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.
Second, the operation of our website, as described below, did not seek or advance any such prohibited arrangement. Nonetheless, in response to the Staff’s comment, we asked the third-party host of the page of our website that appears to have caused the Staff’s concerns to remove Sudan from the pull down menu, and it has been removed.

Letter to the Securities and Exchange Commission
September 9, 2009

With respect to the operation of our website, the country pull down menu under the “Contact & Info Request” page of our website is part of a template html program that is used (in this or a similar format) on many websites. It is not, and does not purport to be, a list of countries where we do business, nor does it specifically “allow” or disallow individuals in any particular country to request information about our operations. (The only required fields on the request form are first name and last name). Rather, the pull down menu is provided for the convenience of the user to allow selection from a list rather than typing in a country name. Even so, as indicated above, we have removed Sudan from the list of countries displayed on the page.
* * * * *
          Additionally, in response to the Staff’s request, the Company agrees that it will furnish a letter at the time of its acceleration request acknowledging that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (336) 607-7444 or my colleague, James Stevens at (404) 815-6270.
          Thank you for your consideration in this matter.

Sincerely,
/s/ W. Randy Eaddy
W. Randy Eaddy

Enclosures
cc: Raymond S. Willoch, Interface, Inc.